Form 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1	Name and Address of Company

C21 Investments Inc. (“C21 Investments”) 595 Howe Street, Suite 303 Vancouver, British Columbia, V6C 2T5

1.2	Executive Officer

The following individual is knowledgeable about the particulars described in this business acquisition report.

Michael Kidd, Chief Financial Officer (604) 336-8613

Item 2 – Details of Acquisitions

2.1	Nature of Businesses Acquired

On January 16, 2019, C21 Investments completed the acquisition (the “Acquisition”) from Sonny Newman (the “Vendor”) of a 100% membership interest and all capital accounts (together, the “Membership Interests”) in each of Silver State Cultivation LLC (“SSC”) and Silver State Relief LLC (“SSR” and, together with SSC, the “Acquired Companies”).

SSC is a limited liability company formed under the laws of Nevada and is the owner and operator of a 155,000 square-foot fully licensed cannabis cultivation and production facility and related assets located in Sparks, Nevada (the “Cultivation Facility”). SSR is a limited liability company formed under the laws of Nevada and is the owner and operator of an 8,000 square- foot retail cannabis sales facility and related assets located in Sparks, Nevada (the “Dispensary Facility”). The Dispensary Facility has 21 points of sale and serves over 36,000 customers per month. Together, SSC and SSR are an established and profitable, vertically integrated cannabis cultivation, processing and retailing operation with trailing 12-month revenue of US$24.5 million.

2.2	Acquisition Dates

The Acquisition was effective January 1, 2019, subject only to receipt of final Nevada State governmental consent; and was fully completed on January 15, 2019 upon the receipt of the approval of the Nevada Department of Taxation. January 1 is used as the “acquisition date” for accounting purposes.

2.3	Consideration

C21 Investments, through its wholly-owned subsidiary 320204 Nevada Holdings Corp., acquired all of the Membership Interests of each of SSC and SSR for aggregate consideration consisting of: (i) a payment of US$39,000,000 (the “Cash Portion”), and (ii) the issuance of 12,500,000 common shares in the capital of C21 Investments (the “Equity Portion”). Of the Cash Portion, US$9,000,000 million was paid in a series of advances to the vendor and US$30,000,000 was paid by way of a secured promissory note, bearing interest at 10% per annum and payable in quarterly installments to be amortized over the period ending June 2020. The funds used to pay the cash portion were sourced from convertible debentures raised between March 2018 and December 2018.

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2.4	Effect on Financial Position

Following completion of the Acquisition, each of SSC and SSR became indirect wholly-owned subsidiaries of C21 Investments. Since closing of the Acquisition, C21 Investments has continued its operations, together with the operations of each of SSC and SSR on a combined basis.

C21 Investments has entered into a definitive agreement to acquire Swell Companies Limited (“Swell Companies”) in spring 2019, which acquisition may have a significant effect on the financial performance and financial position of C21 Investments. Swell Companies is an Oregon- based manufacturer and distributor of THC and CBD products. Swell Companies owns a 10,000 square-foot facility in Portland, Oregon and expansion rights for an additional 18,000 square-foot facility adjacent to the primary facility, and also operates a 5,000 square-foot distribution warehouse.

2.5	Prior Valuations

To the knowledge of C21 Investments, there has not been any valuation opinion obtained within the last 12 months by C21 Investments, SSC or SSR required by securities legislation or a Canadian exchange or market to support the consideration paid by C21 Investments under the Acquisition.

2.6	Parties to Transactions

The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 -- Continuous Disclosure Obligations), associate or affiliate of C21 Investments.

2.8	Date of Report

April 29, 2019

Item 3 – Financial Statements and Other Information

To address the requirements of Part 8 of National Instrument 51-102, attached as Schedule A to this Business Acquisition Report are (i) the combined annual financial statements (unaudited) of SSC and SSR as at and for the years ended December 31, 2018 and 2017, together with the notes thereto, and (ii) the combined financial statements (audited) of SSC and SSR for the 6 months ended December 31, 2018, together with the notes thereto and the auditors’ report thereon.

Readers are cautioned that it is not possible for C21 Investments to obtain audited statements for the acquired businesses for periods prior to the last 6 months of 2018. While the acquired businesses are permitted to operate under the laws of the State of Nevada, pursuant to the US federal Controlled Substances Act (US), the cultivation, distribution, and possession of marijuana continue to be prohibited. In addition, carrying on such business activities in the US also may serve as the basis for prosecution under other US federal laws, such as money laundering statutes, the unlicensed money transmitter statute, and Bank Secrecy Act (US). Consequently and similar to many other US-based cannabis businesses, the acquired businesses have not been able to secure the customary business banking services that would be necessary to create the historical records to support an audit of their financial statements. Only after C21 Investments became involved with SSC and SSR was this issue identified resulting in oversight practices being instituted in the latter half of 2018 sufficient to support an audit.

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CohnReznick LLP has agreed to the inclusion in this Business Acquisition Report of their report dated April 29, 2019, which includes an emphasis of matter as to the Acquired Companies’ ability to continue as a going concern, on their audit of the combined financial statements of Silver State Relief LLC and Silver State Cultivation LLC as of December 31, 2018, and for the six months then ended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this Business Acquisition Report may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

Forward looking statements in this Business Acquisition Report include: (i) the expected closing date of the Swell acquisition; and (ii) the anticipated impact of the Swell acquisitions on the financial position of C21 Investments. The forward-looking statements contained in this Business Acquisition Report are based on certain key expectations and assumptions made by C21 Investments. Although C21 Investments believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, C21 Investments’ inability to complete previously announced acquisitions, such as Swell, competitive factors in the industries in which C21 Investments operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments.

The forward-looking statements contained in this Business Acquisition Report represent C21 Investments’ expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations

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SCHEDULE A
FINANCIAL STATEMENTS

(See attached.)

1

SILVER STATE RELIEF LLC
AND
SILVER STATE CULTIVATION LLC

COMBINED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2018

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
INDEX TO THE COMBINED FINANCIAL STATEMENTS

Independent Auditor's Report

To the Member
Silver State Cultivation, LLC and Silver State Relief, LLC

We have audited the accompanying combined financial statements of Silver State Cultivation, LLC and Silver State Relief, LLC, which comprise the combined balance sheet as of December 31, 2018, and the related combined statements of income and changes in member's equity and cash flows for the six months ended December 31, 2018, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Silver State Cultivation, LLC and Silver State Relief, LLC as of December 30, 2018, and the results of their operations and their cash flows for the six months then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying combined financial statements have been prepared assuming that Silver State Cultivation, LLC and Silver State Relief, LLC (the "Companies") will continue as a going concern. As discussed in Notes 1 and 6 to the combined financial statements, although the nature of the Companies' business is legalized within the State of Nevada, it is considered to be an illegal activity under the Controlled Substances Act of the United States of America. The Companies are subject to certain significant risks and uncertainties associated with conducting operations subject to conflicting federal, state and local laws in an industry with a complex regulatory environment which is continuously evolving. These risks and uncertainties include the risk that all of the Companies' assets are potentially subject to seizure or confiscation by governmental agencies and the uncertainty that regulatory changes might adversely affect the Companies' operations, or possibly even compel the Companies to cease their operations. These matters raise substantial doubt about the Companies' ability to continue as going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Los Angeles, California
April 29, 2019

pg. 2

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
COMBINED BALANCE SHEETS
AS AT DECEMBER 31, 2018

ASSETS

CURRENT
Cash	$483,545
Inventory (Note 3)	2,231,324
Prepaid expenses	7,688
Total current assets	$2,722,557

Property, plant and equipment (Note 4)	$354,471
Total assets	$3,077,028

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$665,112
Sales and excise taxes payable	319,157
Total liabilities	$984,269

COMMITMENTS AND CONTINGENCIES (NOTE 6)

MEMBERS EQUITY

Members Equity	$2,092,759
Total liabilities and members equity	$3,077,028

See accompanying notes to the combined financial statements

pg. 3

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
COMBINED STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE SIX MONTHES ENDED DECEMBER 31, 2018

Revenues	$12,314,665
Cost of goods sold	4,849,292

Gross profit	$7,465,373

Expenses
General and administration	$1,866,686
Depreciation and amortization	435

Total expenses	$1,867,121

Net income	$5,598,252

Member's equity, beginning	$1,573,180
Contributions	277,737
Distributions	(5,356,410)

Member's equity, end	$2,092,759

See accompanying notes to the combined financial statements

pg. 4

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
COMBINED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

Cash provide by (used in):
Operating activities:
Net Income	$5,598,252
Depreciation and amortization of property, plant
and equipment	12,153

Changes in working capital items
Accounts payable and accrued liabilities	(274,439)
Inventory	(558,991)
Prepaid expenses and deposits	(7,688)

Cash provided by operating activities	$4,769,287

FINANCING ACTIVITIES
Member distributions	$(5,356,410)

Cash used in financing activities	$(5,356,410)

Decrease in cash	$(587,123)
Cash, beginning of period	1,070,668

Cash, end of period	$483,545

Supplemental disclosure of noncash investing and financing activities
Contribution of property, plant and equipment by member	$277,737

See accompanying notes to the combined financial statements

pg. 5

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	NATURE OF OPERATIONS

Silver State Cultivation LLC (“Cultivation”) (a single member Nevada Limited Liability company), began operating its cannabis cultivation and production facility in January 2015 in Sparks Nevada. Its products are sold primarily to Silver State Relief LLC, a related party entity.

Silver State Relief LLC (“Relief”) (a single member Nevada Limited Liability company), opened its medical cannabis dispensary in July 2015 in Sparks, Nevada. The State of Nevada expanded legislation to legalize the sale of cannabis for recreational use beginning July 1, 2017, and Relief expanded its dispensary to take advantage of the market expansion.

The principle activities of Cultivation and Relief (collectively the “Companies”), are the growing, possession and sale of cannabis as regulated by Nevada Revised Statues and the Nevada Department of Taxation. The operations of the Companies are dependent on economic and legal conditions which affect the medical and recreational cannabis industries, and changes in those conditions may affect the continuing operations of the Companies. While the nature of the Companies' operations are legalized and approved by the State of Nevada, it is considered to be an illegal activity under the Controlled Substances Act of the United States of America. Accordingly, certain additional risks and uncertainties are present as discussed in the following notes.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of preparation

These combined financial statements and notes of the Companies have been prepared on an accrual basis except for cash flow information, and are based on historical costs and are presented in U.S. dollars.

Basis of combination

These combined financial statements incorporate the accounts of Cultivation and Relief. Intercompany accounts and transactions have been eliminated in the combined financial statements.

Significant accounting judgments, estimates and assumptions

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet date and the reported amounts of revenue and expense during the reporting period.

We evaluate our estimates continuously and base them on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the normal course of business, less any costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation and other costs incurred in bringing them to their existing location and condition.

pg. 6

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight- line method over the shorter of the useful life of the asset or the lease term. Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance expense are charged to expense as incurred.

Long- lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If an impairment loss exists, the carrying amount of the related long-lived asset is reduced to its estimated fair value. No impairments were recorded during the six months ended December 31, 2018.

Revenue recognition

The Companies recognize revenue for sales of products when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are typically met when the customer pays for and receives the product at the point of sale.

Sales and excise taxes collected from customers

The Companies collect applicable sales and excise taxes from customers and remit the entire amount to the State of Nevada Department of Taxation. The Companies exclude the taxes collected from customers and remitted to the State of Nevada Department of Taxation from revenue and cost of goods sold.

Advertising and promotion

Advertising costs are expensed as incurred. Advertising expense was $63,417, for the six months ended December 31, 2018.

Fair value measurements

Cash and accounts payable are reflected in the combined balance sheet at carrying value, which approximates fair value due to the relatively short maturities of such instruments.

Income Taxes

The Companies are limited liability companies treated as partnerships for federal income tax purposes with all income tax liability and/or benefits of the Companies being passed through to the member. As such, no recognition of federal income taxes for the Companies has been provided for in the accompanying combined financial statements. Any uncertain tax position taken by the member is not an uncertain tax position of the Companies.

Concentrations of credit risk

Cash balances of the Companies potentially subject them to concentrations of credit risk since the cash balances are not held by federally insured financial institutions.

Subsequent events

The Companies have evaluated subsequent events through April 29, 2019, which is the date the combined financial statements were available to be issued.

pg. 7

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2018

3.	INVENTORY

At December 31, 2018, inventories consist of:

Work in process	$1,069,992
Finished goods	1,161,332
Balance	$2,231,324

4.	PROPERTY AND EQUIPMENT

As at December 31, 2018, the details of the Companies’ property and equipment are as follows:

Computer equipment	$10,798
Production equipment	382,186
Leasehold improvements	4,235
397,219
Less accumulated depeciation and amortization	(42,748)
Balance	$354,471

Depreciation and amortization expense for the six months ended December 31, 2018 was $12,153.

5.	RELATED PARTY TRANSACTIONS

During the six month period ended December 31, 2018, the Companies entered into the following related party transactions with entities under common ownership.

Rent (Note 6)	$180,000
Employee benefit reimbursement	$1,275

There were no amounts due to or from related parties at December 31, 2018.

6.	COMMITMENTS AND CONTINENCIES

Lease commitments

The Companies' cultivation and dispensary facilities in Sparks, Nevada are leased from an entity owned by the sole member under lease agreements that were scheduled to expire through February 2020. Subsequent to December 31, 2018, the lease agreements were terminated and replaced with new agreements between the Companies and a third party which are scheduled to expire in December 2023 (see Note 8). Aggregate minimum required lease payments under the new agreements are $75,000 per month.

The Companies may elect to extend the lease upon terms and conditions agreed to by all parties at the time of any extension.

Rent expense for six months ended December 31 2018 was $180,000 (see Note 5).

pg. 8

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2018

6.	COMMITMENTS AND CONTINENCIES (continued)

Contingencies

The Companies are considered to be participating in an illegal activity under the Controlled Substances Act of the United States of America and, therefore, all of the assets of the Companies are at risk of seizure or confiscation by governmental agencies. Accordingly, there is substantial doubt about the ability of the Companies to continue as a going concern. However, management believes this is unlikely to occur.

7.	RETIREMENT PLAN

The companies maintain a retirement plan covering substantially all full-time employees. The plan allows for employee contributions up to the maximum amount allowed by the Internal Revenue Code and employer matching contributions. The companies made matching contributions totaling $13,761 during the six months ended December 31, 2018.

8.	SUBSEQUENT EVENTS

Effective January 1, 2019, the sole member of the Companies sold 100% of the membership interests of the Companies to a third party. In connection with this transaction, existing lease agreements between the member and the Companies were terminated and new lease agreements were entered into.

On January 15, 2019, Relief opened its second dispensary located in Fernley, Nevada.

pg. 9

SILVER STATE RELIEF LLC
AND
SILVER STATE CULTIVATION LLC

UNAUDITED
COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2018 and 2017

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
INDEX TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS

pg. 2

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
UNAUDITED COMBINED BALANCE SHEETS
DECEMBER 31, 2018 and 2017

	2018	2017

ASSETS

Current assets
Cash	$483,545	$888,950
Inventory (Note 3)	2,231,324	1,205,132
Prepaid expenses	7,688	-
Total current assets	$2,722,557	$2,094,082

Property, plant and equipment (Note 4)	354,471	70,508
Total assets	$3,077,028	$2,164,590

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$665,112	$269,365
Sales and excise taxes payable	319,157	347,246
Total liabilities	$984,269	$616,611

COMMITMENTS AND CONTINGENCIES (NOTE 6)

MEMBERS EQUITY

Members Equity	$2,092,759	$1,547,979

TOTAL LIABILITIES AND MEMBERS EQUITY	$3,077,028	$2,164,590

See accompanying notes to the unaudited combined financial statements

pg. 3

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
UNAUDITED COMBINED STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Revenues	$24,537,579	$17,351,774
Cost of goods sold	10,018,615	8,534,512
Gross profit	$14,518,964	$8,817,262

Expenses
General and administration	$3,342,484	$1,567,659
Depreciation and amortization	870	1,219
Total expenses	$3,343,354	$1,568,878

Net income	$11,175,610	$7,248,384

Member's equity, beginning	1,547,979	1,362,053
Contributions	-	-
Distributions	(10,630,830)	(7,062,458)

Member's equity, end	$2,092,759	$1,547,979

See accompanying notes to the unaudited combined financial statements

pg. 4

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
UNAUDITED COMBINED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018	2017

Cash provide by (used in):
Operating activities:
Net Income		$11,175,610	$7,248,384
Depreciation and amortization		24,305	13,314

Changes in working capital items
Accounts payable and accrued liabilities		367,658	525,362
Inventory		(1,026,192)	(119,964)
Prepaid expenses and deposits		(7,688)	-

Cash provided by operating activities		$10,533,693	$7,667,096

INVESTING ACTITIVES
Purchase of property, plant and equipment	Note 4	$-	$(73,346)
Payment of deposits and retainers		-	-
Cash used in investment activities		$-	$(73,346)

FINANCING ACTIVITIES
Capital draws		$(10,939,098)	$(7,062,457)
Cash used in financing activities		$(10,939,098)	$(7,062,457)

Decrease in cash		$(405,405)	$531,293
Cash, beginning of period		888,950	357,657
Cash, end of period		$483,545	$888,950

Supplemental disclosure of noncash investing and financing activities
Contribution of property, plant and equipment by member		$308,268	$-

See accompanying notes to the unaudited combined financial statements

pg. 5

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	NATURE OF OPERATIONS

Silver State Cultivation LLC (“Cultivation”) (a single member Nevada Limited Liability company), began operating its cannabis cultivation and production facility in January 2015 in Sparks Nevada. Its products are sold primarily to Silver State Relief LLC, a related party entity.

Silver State Relief LLC (“Relief”) (a single member Nevada Limited Liability company), opened its medical cannabis dispensary in July 2015 in Sparks, Nevada. The State of Nevada expanded legislation to legalize the sale of cannabis for recreational use beginning July 1, 2017, and Relief expanded its dispensary to take advantage of the market expansion.

The principle activities of Cultivation and Relief (collectively the “Companies”), are the growing, possession and sale of cannabis as regulated by Nevada Revised Statues and the Nevada Department of Taxation. The operations of the Companies are dependent on economic and legal conditions which affect the medical and recreational cannabis industries, and changes in those conditions may affect the continuing operations of the Companies. While the nature of the Companies' operations are legalized and approved by the State of Nevada, it is considered to be an illegal activity under the Controlled Substances Act of the United States of America. Accordingly, certain additional risks and uncertainties are present as discussed in the following notes.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of preparation

These combined financial statements and notes of the Companies have been prepared on an accrual basis except for cash flow information, and are based on historical costs and are presented in U.S. dollars.

Basis of combination

These combined financial statements incorporate the accounts of Cultivation and Relief. Intercompany accounts and transactions have been eliminated in the combined financial statements.

Significant accounting judgments, estimates and assumptions

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet date and the reported amounts of revenue and expense during the reporting period.

We evaluate our estimates continuously and base them on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the normal course of business, less any costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation, allocation of overhead, and other costs incurred in bringing them to their existing location and condition.

pg. 6

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the asset or the lease term. Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance expense are charged to expense as incurred.

Long- lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If an impairment loss exists, the carrying amount of the related long- lived asset is reduced to its estimated fair value. No impairments were recorded during the six months ended December 31, 2018.

Revenue recognition

The Companies recognize revenue for sales of products when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are typically met when the customer pays for and receives the product at the point of sale.

Sales and excise taxes collected from customers

The Companies collect applicable sales and excise taxes from customers and remit the entire amount to the State of Nevada Department of Taxation. The Companies exclude the taxes collected from customers and remitted to the State of Nevada Department of Taxation from revenue and cost of goods sold.

Advertising and promotion

Advertising costs are expensed as incurred. Advertising expense was $135,246 and $194,206 for the years ended December 31, 2018 and 2017, respectively.

Fair value measurements

Cash and accounts payable are reflected in the combined balance sheet at carrying value, which approximates fair value due to the relatively short maturities of such instruments.

Income Taxes

The Companies are limited liability companies treated as sole proprietorships for federal income tax purposes with all income tax liability and/or benefits of the Companies being passed through to the member. As such, no recognition of federal income taxes for the Companies has been provided for in the accompanying combined financial statements. Any uncertain tax position taken by the member is not an uncertain tax position of the Companies.

Concentrations of credit risk

Cash balances of the Companies potentially subject them to concentrations of credit risk since the cash balances are not held by federally insured financial institutions.

Subsequent events

The Companies have evaluated subsequent events through April 29, 2019, which is the date the combined financial statements were available to be issued.

pg. 7

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

3.	INVENTORY

At December 31, 2018 and 2017, inventories consist of:

	2018	2017
Work in process	$1,069,992	$-
Finished goods	1,161,332	1,205,132
Total inventory	$2,231,324	$1,205,132

4.	PROPERTY AND EQUIPMENT

As at December 31, 2018 and 2017, the details of the Companies’ property and equipment are as follows:

	2018	2017

Computer equipment	$10,798	$10,798
Production equipment	382,186	73,918
Leasehold improvements	4,235	4,235
	$397,219	$88,951
Less accumulated depeciation and amortization	(42,748)	(18,443)
Balance	$354,471	$70,508

Depreciation and amortization expense for the years ended December 31, 2018 and 2017 was $24,305 and $13,314, respectively.

5.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Companies entered into the following related party transactions with entities under common ownership.

	2018	2017
Rent (Note 6)	$360,000	$330,000
Employee benefit reimbursement	$2,500	$3,025

There were no amounts due to or from related parties at December 31, 2018 and 2017.

6.	COMMITMENTS AND CONTINENCIES

Lease commitments

The Companies' cultivation and dispensary facilities in Sparks, Nevada are leased from an entity owned by the sole member under lease agreements that were scheduled to expire through February 2020. Subsequent to December 31, 2018, the lease agreements were terminated (see Note 8).

pg. 8

SILVER STATE RELIEF LLC AND SILVER STATE CULTIVATION LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

6.	COMMITMENTS AND CONTINENCIES (continued)

Contingencies

The Companies are considered to be participating in an illegal activity under the Controlled Substances Act of the United States of America and, therefore, all of the assets of the Companies are at risk of seizure or confiscation by governmental agencies. Accordingly, there is substantial doubt about the ability of the Companies to continue as a going concern. However, management believes this is unlikely to occur.

7.	RETIREMENT PLAN

The companies maintain a retirement plan covering substantially all full-time employees. The plan allows for employee contributions up to the maximum amount allowed by the Internal Revenue Code and employer matching contributions. The companies made matching contributions totaling $25,670 and $20,639 during the years ended December 31, 2018 and 2017, respectively.

8.	SUBSEQUENT EVENTS

Effective January 1, 2019, the sole member of the Companies sold 100% of the membership interests of the Companies to a third party. In connection with this transaction, existing lease agreements between the member and the Companies were terminated and new lease agreements were entered into.

On January 15, 2019, Relief opened its second dispensary located in Fernley, Nevada.

pg. 9